Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 7, 2014

Fantex, Inc.

Beginning on February 3, 2014, media publications were released by each of the San Francisco Business Times and the Denver Business Journal (collectively, the “Articles”). Each of the Articles reference an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Articles reference the Offering and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The article attached as Annex A was published online by the San Francisco Business Times on February 3, 2014 (the “San Francisco Business Times Article”); and the article attached as Annex B was published online by the Denver Business Journal on February 6, 2014 (the “Denver Business Journal Article”).

The Articles were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statement, the Articles represented the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

San Francisco Business Times Article

•                  The San Francisco Business Times Article is headlined “Fantex pushes ahead with Vernon Davis IPO,” and refers to, “a Vernon Davis IPO,” an “initial public offering for a stock linked to Vernon Davis,” an “IPO linked to Houston Texans running back Arian Foster,” to “Fantex’s Davis IPO,” and to “Davis Stock.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The San Francisco Business Times Article states, “Fantex’s Davis IPO represents a 10 percent interest in Davis’ projected future income,” and that “if enough investors line up to buy Davis stock, Davis will get about $4 million.” The Company has entered into a brand contract with Vernon Davis and his affiliated company, The Duke Marketing LLC. Under the terms of the contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the brand contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.

•                  The San Francisco Business Times Article quotes Mr. French as stating that “[Shares of Fantex Series Vernon Davis will begin trading in] possibly 4 to 6 weeks.”  The Company notes that Fantex Series Vernon Davis was opened on January 30, 2014 for reservations. The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Once the registration statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the registration statement is effective and that FBS may accept reservation in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis and will not be able to buy and sell shares linked to the economic performance and value of a brand contract between Fantex, Inc. and Vernon Davis until the consummation of the Offering.

Denver Business Journal Article

•                  The Denver Business Journal Article is headlined “You want a piece of an NFL player? Vernon Davis IPO road show coming to Denver,” questions, “Do you want to buy shares in Vernon Davis, Pro Bowl tight end for the San Francisco 49ers?” refers to, “shares of a professional athlete,” a “Vernon Davis IPO,” and an “Arian Foster IPO,” and states that, “[Mr.] French wants [the public] to invest in Vernon Davis,” and that investors can “feel like [they] own a piece of a professional athlete (sort of).” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The Denver Business Journal Article states that “Davis will get about $4 million.” The Company has entered into a brand contract with Vernon Davis and his affiliated company, The Duke Marketing LLC. Under the terms of the contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the brand contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.

•                  The Denver Business Journal Article states that “Investors potentially make money as Fantex grows its portfolio of athletes, and those athletes earn more than Fantex estimated at the time of the IPO.”  The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, longevity of Mr. Davis’s career, the ability to contribute to Vernon Davis’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, results of operations, expectations for the use of the net proceeds from the Offering, financial condition, liquidity, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “intend,” “expect,” “believe,” “continue,” “may,” “might,” “will,” “would,” “should,” “can have,” “can help,” “likely” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated February 3, 2014 Published by the San Francisco Business Times

Feb 3, 2014, 1:35pm PST | UPDATED: Feb 3, 2014, 4:52pm PST

Fantex pushes ahead with Vernon Davis IPO

By Eric Young

Would you buy a Vernon Davis IPO?

That is the question Fantex Inc. has begun asking as it begins a roadshow today to drum up investors for an initial public offering for a stock linked to Vernon Davis, the star tight end of the San Francisco 49ers.

Fantex, based in San Francisco, first struck a deal last year with Vernon Davis for the IPO.

It had also lined up an IPO linked to Houston Texans running back Arian Foster. That deal was postponed last year after Foster was placed on injured reserve.

Now that the Davis deal is ready to go, Fantex hopes to attract enough investors who collectively will buy 421,100 shares, priced at $10 each.

Fantex’s Davis IPO represents a 10 percent interest in Davis’ projected future income, which includes the value of any salary he makes as a player as well as money he makes through endorsements, appearance fees or other deals even after his playing days are done.

If enough investors line up to buy Davis stock, Davis will get about $4 million with Fantex earning a percentage to cover the cost of the transaction. The tracking stock will then be traded on Fantex’s online platform.

Fantex’s CEO and co-founder Buck French spoke to the San Francisco Business Times about the deal.

Q: When do you think the Vernon Davis IPO will start trading?

French: Possibly in 4 to 6 weeks.

Q: During your roadshow, are you seeking to attract institutional investors like banks, pension funds or insurance companies that tend to make substantial investments in stocks?

French: No. We are going after the general public at large. (Since Fantex is) a brand building company, it is more advantageous for the general public to have ownership interests because that lays the foundation for them to create a level of advocacy for the brand.

Q: Will you allow owners of Vernon Davis stock to short the stock (a process where investors can make money when a stock declines in value)?

French: We currently do not allow shorting. We don’t know if we will in the future.

Q: Stock owners will only be able to trade on your platform and the Vernon Davis IPO will be the only stock available. Is liquidity a concern?

French: This is building a new marketplace and liquidity is certainly a risk. History has shown that when people see a market place and value on one side of the equation then liquidity forms. As we roll out more offerings, which is our goal, that will create a greater pool of people to create liquidity.

Q: Will Fantex pay dividends?

French: It is absolutely our intention to pay out dividends. We see it as a critical component of brand building.

Q: Pro athletes are one type of entertainer. Will you expand this IPO concept to entertainers like actors and singers?

French: Our goal is to branch outside of sports — entertainers, musicians. The goal is to work with international athletes and entertainers.

Q: Where did you get the money to start Fantex Inc?

French: Other members of the management team put in their own money and we raised some capital from friends and family.

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Annex B

Text of the Article dated February 6, 2014 Published by the Denver Business Journal

Feb 6, 2014, 2:57pm MST

You want a piece of an NFL player? Vernon Davis IPO road show coming to Denver

By Heather Draper

Do you want to buy shares in Vernon Davis, Pro Bowl tight end for the San Francisco 49ers?

You might have a few questions about an initial public offering of shares of a professional athlete. I know I did.

But Buck French, CEO and co-founder of Fantex Holdings, has answers. And he’s bringing his Vernon Davis IPO road show to Denver Friday to educate potential investors about Fantex Vernon Davis Convertible [Tracking] Stock (Fantex Vernon Davis).

Fantex Inc., a unit of Fantex Holdings, is hosting its IPO roadshow stop in Denver at 7 p.m. Friday at the Lucky Strike bowling alley on the 16th Street Mall downtown.

Executives from Fantex Inc., including French, and from Fantex Brokerage Services, the lead underwriter of the offering, will be available to answer questions.

The event is not only open to the public, but that’s exactly who French wants to invest in Vernon Davis.

“We think by creating a security that the public owns will align interest in building the brand,” French told me. “If someone has a link to performance of the brand … they have the potential to become an advocate for the brand.”

On Jan. 30, Fantex opened the reservation period for Fantex Vernon Davis, and will be offering 421,100 shares of Fantex Vernon Davis at a price of $10 per share.

Fantex Inc. launched its 11-day IPO road show on Monday in San Jose, followed by a stop in Fantex’s home city, San Francisco, the next day.

How does it all work?

French said Fantex signed a contract with Vernon Davis that guarantees Fantex 10 percent of his future brand income, which includes his current NFL contract, any future NFL contract, appearance fees, endorsements and basically “anything associated with his persona.”

Fantex valued that cash-flow stream at about $40 million.

If enough investors buy Fantex Vernon Davis stock, Davis will get about $4 million, and Fantex earns a percentage to cover the costs of the transaction.

Investors potentially make money as Fantex grows its portfolio of athletes, and those athletes earn more than Fantex estimated at the time of the IPO.

The list of risks for investors on Fantex’s preliminary prospectus are long, including the fact that this is its first IPO and Fantex has incurred “significant losses” since its inception.

For example, Fantax also was planning an Arian Foster IPO, but postponed it after the Houston Texans running back required season-ending back surgery in November.

Michael Ozanian, national editor at Forbes, said last fall that he thought the IPO was a good hedge for athletes, but that “the economics of this are not good for investors.”

“You’re not really buying a share of athlete or the athlete’s brand … what that tracking stock gets you is a share of Fantex Inc.,” he said in a video posted on Forbes’ website. “The only way Fantex is going to make a profit is if it has a huge portfolio of athletes and it increases the income of those athletes over and above what they thought the athlete would earn at deal time.”

But if you want to take on a fair amount of risk to feel like you own a piece of a professional athlete (sort of), this is your chance.

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